UNITED STATES
                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                 FORM 10SB12G/A
                                 Amendment No.5



                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            Millennium Software, Inc.
                    Formerly "Legal Protection Services Inc."
              (Exact name of registrant as specified in its charter)


             Nevada                                      93-1206546
---------------------------------              -------------------------------
 (State or other jurisdiction of              (I.R.S. Employer identification
  incorporation or organization)                         number)


            2950 E. Flamingo, Suite. G, Las Vegas, Nevada 89121
                 (address of principal executive offices)


Issuer's Telephone Number: (702) 369-9614

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: n/a

Name of exchange on which each class is to be registered: n/a

Securities to be registered under Section 12(g) of the Act:
Common Stock, par value $.004 per share

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART 1
                                     ------

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

     Millennium Software, Inc. (the "Company") was incorporated on February 20th, 1996 as ICS (9614), Inc., with the purpose of establishing a business that offered consumers pre-paid legal services. On March 5, 1996, the Company approved a name change to Legal Protection Services, Inc.

     The Company was unable to find a suitable vendor to provide pre-paid legal services, so the Company decided to re-focus its business efforts. In July 1997 the Company changed its name to Millennium Software, Inc., and formulated plans to engage in the business of computer software marketing and distribution.

    From July 1997 to the present, the Company has been successful in acquiring rights to distribute three new software systems and User Guides described as CheckMy Banking 2000, CheckMy Loans 2000 and CheckMy Mortgage 2000 (the "Software"). The Company commenced selling these products in April 2000.

     The Company entered into an Electronic Distribution Agreement with Digital River, Inc., ("Digital River") Eden Prairie, Minnesota on March 8th, 1999. Digital River provides web-based order processing, credit card authorization services for the Company. Digital River is currently delivering Software to customers by electronic download, and in physical CD-ROM form. The agreement with Digital River is for a period of two years from March 8th, 1999, renewable by mutual consent. Digital River is an independent third party company (NASDAQ Symbol DRIV) providing order processing facilities for several thousand software companies. The Internet site for Digital River, Inc. is located at
http://www.digitalriver.com. Digital River is currently the sole supplier of credit card order processing and product delivery services for the Company. The fee levied by Digital River for the services provided is 20% of order value received from sales of the Software.

     The Company entered into a Software Licensing Agreement (the "Licensing Agreement") with Abacus Systems, Ltd., ("Abacus") on December 8th, 1999, (amended May 1,2000) whereby the Company has obtained exclusive worldwide rights to copy, distribute, sell and sub-license reproduction and distribution rights to the Software developed by Abacus in return for future royalty payments amounting to 15% in aggregate of net revenues from sale of the Software. The Licensing Agreement is for a period of one year from December 8, 1999, renewable by mutual consent. Abacus Systems, Ltd is a company controlled and managed by the President of the Company. Abacus Systems, Ltd. controls 5,955,750 shares (79.89%) of the 7,454,500 fully diluted number of shares issued of Company Stock as of September 11, 2000.

     The  Company  has  registered  two  websites,   http://www.mlnsoft.com  and
http://www.checkmy2000.uk.com ("Web Sites") which were made available to the public on April 1, 2000.

    The Company was in a development stage from its incorporation in February 1996 until March 31, 2000 and did not generate any revenues from its operations during this period. From April 1, 2000, the Company commenced generating revenues from sales of the Software. To June 30, 2000, the Company received orders for Software amounting to $889.

METHODS OF DISTRIBUTION

     The Company uses the Internet to market software products and related User Guides. Consumers who decide to purchase the Software receive Software delivered via electronic download or on CD-ROMs by standard mail services.

     The Company has two Web Sites located at http://www.mlnsoft.com and http://www.checkmy2000.uk.com. The www.mlnsoft.com site addresses the US and Canadian markets for the Software, the www.checkmy2000.uk.com site addresses the UK market for the Software. Both sites are linked to the Digital Rivers order processing website. The Companies Web Sites were made available to the public on April 1, 2000 and are currently fully operational and functioning to expected levels of performance.

     The Company incurred costs of $19,299 for the development for its Web Sites to the most recent accounting date available, June 30, 2000.

     The Company promotes its Web Sites through inclusion in leading search engines, through advertising in web site directories, through seeking independent editorial review of the Software products and through promoting Internet linkages leading visitors to the Company's Web Sites.

     The Company promotes its Web Sites through expanding its network of third party Internet sites that lead visitors directly to the Company's Web Sites. The Company has introduced a commission based sales incentive for Internet marketing affiliates ("Affiliates") which provides a 30% sales commission on net sales income earned from buyers that originate from third party Affiliates.

         The Company's Web Sites have worked to expected specification. Both Web Sites were available for 99% of available time since opening on April 1, 2000, and less than 1% of errors have been reported with the links within both Web Sites. Software made a satisfactory level of error free entry into customer's computer systems, with zero product returns and one software error reported. The services provided by Digital River for order processing, credit card authorizations and delivery of the Software by electronic download and in physical CD-ROM form have worked without any reported problems.

SUPPLIERS

     The Company copies, markets, distributes and sub licenses the Software and User Guides developed and supplied by Abacus Systems Ltd., ("Abacus"). Abacus is a private Bermuda company controlled by Anthony Bigwood, the President of the Company. Abacus has 22 other shareholders, none of whom are related to the President in any way. The Company has insufficient financial resources or skilled personnel to undertake software development on its own. It has therefore reached an agreement with Abacus whereby Abacus has developed Software at its own cost and the Company has acquired the exclusive worldwide rights to copy, reproduce, distribute and sub-license rights to reproduction and distribution of the Software in return for payments to Abacus of 10% royalties of net revenue income received by the Company from sale of Software and User Guides, and a 5% royalty fee for the provision of technical support to the Company. The provisions for termination of the Software Licensing Agreement are as follows:

1. Abacus may terminate the License, at its sole discretion, if Royalty and Fee payments due to Abacus, or any part thereof, become 120 days or more overdue.
2. Abacus may terminate the License, at its sole discretion, if management control of Millennium changes from the current arrangements.
3. Millennium may terminate this License, at its sole discretion, by giving 120 days written notice to Abacus.
4. The License will be terminated immediately upon written notice by Abacus if the confidentiality provisions are breached by Millennium.

The License Agreement will continue in effect for one (1) year from December 8, 1999 (Initial Term)and will be automatically renewed for successive additional one (1) year terms (each, a Renewal Term) unless terminated by either party upon thirty (30) days written notice prior to the expiration of the Initial Term and Renewal Term.

   The confidentiality provisions within the Licensing Agreement are that the Company agrees to keep confidential all proprietary knowledge acquired about the Products, promises not to divulge any such knowledge to any third party unless prior written consent of Abacus and its representatives is provided. Failure to abide by these confidentiality rules will cause an immediate cancellation of the License.

     The Company does not engage in software development activities except for the support and maintenance of its Web Sites. It intends to contract with Abacus Systems Ltd for the design and development of additional software products to be provided at Abacus expense. The Company will pay Abacus 15% of net revenue income received by the Company from sale of these future products.


PRODUCTS

     The Company holds the exclusive worldwide marketing rights to three software products: CheckMy Banking 2000, CheckMy Loans 2000, and CheckMy Mortgage 2000. All three products are designed for personal and small business users. The Software runs on Windows 95 or 98 computer systems. CheckMy Banking 2000 provides a software import feature for Quicken QIF files. Quicken (Copyright: Intuit, Inc., Mountain View) is the leading software product for the easy and efficient organization of personal and small business financial records. There are believed to be several million users of Quicken worldwide. CheckMy Banking 2000 calculates bank charges, interest and cleared and net balances.


     CheckMy Loans 2000 provides a new powerful person loan amortization management system. The software updates monthly loan balances, interest due and paid amounts and provides loan reports. It contains 25 software calculators for various "what-if" possibilities, such as calculating interest savings with loan consolidation, savings arising from early loan repayments, higher monthly repayments. The software checks lenders loan interest and loan terms and finds true values.

     CheckMy Mortgage 2000 is a smart mortgage amortization calculator that contains several advanced new "mortgage comparison" and forecasts of property value features. The software calculates mortgage amortization schedules, refinance balances and total mortgage interest costs. The software provides
"compare mortgages" and "refinance" sections which calculate alternative financial results from different mortgages. The software is aimed at personal users who wish to keep watch on their mortgage finances. Country settings screen allows users to select US, Canadian, or UK mortgage calculations routines.

COMPETITION

     CheckMy 2000 products compete in the worldwide market for personal, and small business financial software There exists a plethora of companies developing financial software, many of which have established operations in this market and have greater financial resources than the Company. The Software is unproven and completely new. There is no guarantee that the President of the Company will continue to provide management or financial support the Company. The Company has insufficient management resources and personnel to compete effectively in either market. The Company is heavily reliant on its President. There is a risk that the software may not appeal to personal and business users. There is a risk of failure of the Web Sites to perform properly.


    The worldwide market for personal, and small business financial software products which run on Windows 95 and 98 computers is extremely competitive and there are many successful and well established products within this market. We believe that CheckMy 2000 products are unique and different from these existing financial products. They contain many new and advanced financial calculations and reporting powers. The Directors expect to create a new market niche in which CheckMy 2000 products will compete against current products.

     Major competitors in the market for financial software include Intuit, Inc. (Mountain View, CA), Microsoft Corporation (Redmond, WA) and Sage Computing Ltd
(UK).

     The Internet is a competing source of financial software, some of which is provided free. The increased supply of free financial software on the Internet may pose a considerable competitive threat to the Company's products.


     Several consulting and accounting firms numbering provide bank audit, mortgage audit and other interest checking services for a fee. These service providers are a competing source of financial calculations for end users.

SEASONALITY

     The Company's proposed business may be affected by a seasonal trend, with stronger sales in the run up to Christmas period.


EMPLOYEES

     The Company has no full-time employees at this time, however, the President and Secretary of the Company work for and on behalf of the Company part-time without paid remuneration at present.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION

     The business objective of the Company during the period from incorporation until July 1997 was to acquire a small growth company in the network marketing legal services provision sector.

     The search for a suitable company continued for 15 months, during which period discussions were held with several firms. The Company's investigations failed to find a suitable acquisition candidate and the search in the network legal services area was discontinued in July 1997.


     In 1998, the Company requested the President to develop a business strategy to enter the fast growing Internet business sector. Several business models of Internet companies were examined and it was concluded that Internet marketing software products was potentially promising opportunity. The Company's current business objectives are to market and distribute Windows 95/98 financial software products through the Internet.

     The Company entered into a Software Licensing Agreement with Abacus Systems, Ltd., on December 8th, 1999, (amended May 1,2000) whereby the Company has obtained exclusive worldwide rights to sell, copy, distribute, sub-license reproduction and distribution rights to Software products developed by Abacus in return for future royalty payments. The Company has agreed to pay Abacus 10% of royalties based on net revenues received from the sale of Software licensed by Abacus to the Company plus a 5% royalty based on net revenues received from the sale of Software licensed by Abacus to the Company for technical support. The term of the Software License is for 12 months from December 8, 1999, renewable by mutual consent.

     The Company entered into an Electronic Distribution Agreement with Digital River, Inc, ("Digital River") Eden Prairie, Minnesota on March 8th, 1999. Digital River provides web based order processing, credit card authorization services for the Company and delivers the Software to customers by electronic download, and in physical CD-ROM form. The agreement with Digital River is for a period of two years from March 8th, 1999, renewable by mutual consent. Digital River is an independent third party company (NASDAQ Symbol: DRIV) providing order processing services for several thousands of software companies. The Internet site for Digital River is located at http://www.digitalriver.com. Digital River is the sole supplier of credit card based order processing and product delivery services for the Company.


     The Company is capable of delivering the Software in CD-ROM form without services provided by Digital River, however it is unable to deliver Software by electronic download without the facilities provided by Digital River or a similar supplier. Suppliers, such as Cybersource Corporation, Preview Systems, ShopNow.Com are alternative sources of electronic delivery of the Software. The Company delivered Software to Digital River in March 2000. Software delivery from Digital River to customers commenced in April 2000.

     The terms of the Electronic Distribution Agreement with Digital River provide that Digital River collect sales revenues from the Software delivered by them in accounts controlled by them and they deduct 20% of net sales revenues obtained from End User customers processed by Digital River as a Margin Payment for their facilities provided on behalf of the Company. The Margin Payment to the Company is subject to adjustment by Digital River based on Software returns and refunds paid to End Users. The terms of the agreement are that Digital River will notify the Company within thirty days after the end of each calendar month about payments processed during the previous calendar month and will pay any net balances owing to the Company within the said thirty days.

     The Company has sub-licensed its rights to reproduce and distribute the Software Products to Digital River, Inc.

     Clause 16, "Term and Termination" of the agreement with Digital River contains the following provisions:

     This Agreement will continue in effect for two (2) years from the date hereof March 3rd, 1999 (Initial Term). This Agreement will be automatically renewed for successive additional one (1) year terms (each, a Renewable Term) unless terminated by either party upon ninety (90) days written notice prior to the expiration of the Initial Term or any Renewable Term.

     The Agreement may be terminated by a party immediately by written notice to the other party upon the occurrence of any of the following events: (i) If the other party ceases to do business, or otherwise substantially terminates its business operations; (ii) If the other party shall fail to promptly secure or renew any license registration, permit authorization or approval for the conduct of its business in the manner contemplated by the agreement or if any such license, registration, permit, authorization or approval is revoked or suspended and not reinstated within thirty (30) days; (iii) If the other party materially breaches any provision of the agreement and fails to fully cure such breach within thirty (30) days of written notice describing the breach; or (iv) If the other party becomes insolvent or seeks protection under any bankruptcy laws, creditors arrangements, composition or comparable proceedings, or if any respect whatsoever affect a party's obligations to make payments top the other party in connection with the distribution of Products that occurred prior to the termination of the "Agreement".

         In April 2000, the Company launched the new family of software products, "CheckMY 2000" developed by Abacus Systems, Ltd. The Software is sold through the Company's Internet Web Sites.

     The Company has inadequate financial resources with which to enter the market for personal financial software. As of June 30, 2000 the Company's cash balance was $3,120, compared to $508 at March 31, 2000 and $2,884 at June 30, 1999. The Company has financed its operations since 1998 solely through the President providing loan finance for working capital. These loans have amounted to $121,400. The balance of loans outstanding owing to the President at June 30, 2000 was $70,325 after repayment of $51,075 loans through the issue of 5,107,500 shares at $0.01 per share to the President in lieu of monetary repayment of debt.

There is no guarantee that the President will continue to provide loans for the Company's working capital requirements, and in the event that financing required for working capital is not available to the Company, the Company will have to cease trading.

The Company has no definite plans to raise new capital for working capital over the next twelve months. There are no plans for significant capital equipment purchases.

The Company has minimal operating expenses. The President and Secretary work for the Company on a part time basis and draw no remuneration. The President provides office facilities for the Company to use at no cost. The potential marketing expenses required to enter the market for personal and business software substantially exceeds the Companies current cash resources. The Company does not anticipate any cash requirements for purchase of significant equipment over the next twelve months. The Company has no definite plans to raise additional capital during the next twelve months. The Company is currently solely reliant on the President of the Company continuing to provide interest free loan finance to maintain the Company's day-to-day operations. The annual operating expenses before marketing and advertising costs amount to between $15,000 and $25,000 per annum. Expenses for development of the Company's Web Site to June 30, 2000, amounting to $19,299 which has been paid for by the President in full. The Company has no known liabilities except for repayment of loans provided by the President. Loans provided by the President have been provided to the Company on an interest free basis, no specific repayment term, repayable on demand. The Company currently has insufficient cash resources to repay these loans. During the next twelve months any shortfall in cash requirements may be provided through interest free loans provided to the Company by the President, however this is not guaranteed. If the President is unable to provide loan-bridging finance, the Company may have to discontinue its operations entirely.

     The Company conducted a limited test market of the Software during the April - June 2000 period. No firm conclusions can be drawn from the results obtained due to the small number of visitors to the Web Sites during the test market period.

The Company intends to expand its business by focusing on the UK market for the next phase of its development. The Company has drawn up specifications for a Software brochure that it intends to distribute to UK companies by direct postal mail services during the period July - September 2000. The marketing budget has been set at $6,000 to mail 10,000 brochures. If this test market achieves 1.00% success rate ("Success Rate") defined as the total number of buyers divided by the total number of mail outs dispatched expressed as a percentage, or greater, the test market will be considered a success. If the Success Rate recorded is lower than 0.50% of the total number of mail outs, the Company may discontinue its test marketing program altogether and seek alternative business opportunities, including, but not limited to, a merger or sale to another company.

     Approximately 40% of revenues are re-invested in marketing expenses. The agreement with Digital River provides for net revenues after deduction of a 20% distribution payment to Digital River, to be paid 30 days after the close of the payment month. The Company expects that cash requirement for working capital will increase substantially as sales volume increases.

     There are substantial uncertainties and risks involved with the business plans of the Company, and added substantial uncertainties and risk whether the Company's cash resources will be sufficient to meet the demands placed on the Company. There is substantial uncertainty whether the Company will be able to generate sufficient revenues to maintain its operations over the next twelve months without additional capital raised or additional interest free loans from the president.

     The Company had no history of marketing software products to March 2000.

     The Company had no history of using a third party such as Digital River to provide order processing, credit card authorization and delivery services electronically to March 2000, and there may be substantial risks involved in delivering products by electronic download to End Users. There may be substantial risks involved in the ability of Digital River to pay amounts owing to the Company under the terms of the Electronic Software Distribution Agreement. Digital River possessed cash resources in excess of $50 million at December 31, 1998 which may, or may not, be sufficient to continue its operations for the remaining period of the agreement.

     If Digital River is unable to raise additional working capital, the Company may be at risk from a withdrawal of services by Digital River that would impact the Company's abilities to deliver products electronically. Other companies such as Cybersource Corporation, Preview Systems, ShopNow.Com, Inc provide similar services to Digital River and are alternative sources of delivery services. The Company is able to deliver product in CD-ROM form without the facilities of Digital River being available.

     There are substantial risks involved in marketing new software products if the software contains unknown software errors ("Errors") that cause program failures when in the hands of End Users. The Software may contain several unknown Errors which may cause product to be returned and sales revenue reimbursed to the End User. There is a risk of substantial returns if the Software contains such Errors.

     There are substantial risks involved in bringing the new Web Sites to market and in the Company's ability to attract visitors to the Web Site. There are several hundreds of millions of Web Sites in existence, and many of them compete strongly in securing prime Search Engine placements and in the amount spent on marketing expenditures to attract visitors. The Company does not possess sufficient financial resources to compete effectively in this market.


     There are substantial risks involved in relying on Affiliates to bring buyers to our Web Sites. Affiliates can remove the Company's banner from their web sites at any time without notice. Such actions will cause sales of the Software to cease from such sites.

There is no expected significant change in the number of employees during the year 2000.

Y2K ISSUES

     The Company did not experience any problems internally or externally when computer clocks moved forward in to the year 2000.The Products developed by Abacus Systems, Ltd., are fully Y2K compliant and have been fully tested to be able to record financial data using a 4-digit year format (i.e. January 1st,
2000)

     To date, we have experienced no technology problems as a result of the Year 2000.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company does not own or lease any real property at this time but is using, without charge, office facilities of its President located at 2277 Lawson Avenue, West Vancouver, BC, Canada. The telephone number is 604-926-5236.

    The Company has registered the web domain name www.mlnsoft.com to market the CheckMy 2000 software.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of October 16, 2000 the outstanding shares of common stock of the company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and share holding of each officer and director and all officers and directors as a group.

Title of        Name & Address          Amount & Nature           % of class
 Class       of beneficial owner       of beneficial owner
-------------------------------------------------------------------------------

Common        Abacus Systems Ltd (1)         5,955,750                 41.1
              44 Church Street
              Hamilton
              Bermuda

Common        A.M.Bigwood (1)            13,388,250 (2)(4)          92.42
              2277 Lawson Avenue
              West Vancouver
              BC V7V 2E3 Canada

Common        E.J. Bigwood  (1)          13,388,250 (3)             92.42
              2277 Lawson Avenue
              West Vancouver
              BC V7V 2E3 Canada


Common        Officers and Directors       13,388,250                92.42
              Combined


(1) Abacus Systems Ltd. is owned directly by Abacus Corporation Ltd, Kissack Court, Ramsey, Isle of Man, Bristish Isles. Mr. Bigwood (50%) and Mrs. Bigwood (50%) are the direct owners of Abacus Corporation Ltd. At October 16, 2000, Abacus Corporation Ltd owned 96.825% of Abacus Systems Ltd. Abacus Corporation Ltd owns nil shares of common stock of the Company held directly. Mr. & Mrs. Bigwood are the indirect owners of the 5,955,750 shares held directly by Abacus Systems Ltd through their controlling interest in Abacus Corporation Ltd.

(2) The President currently has options to purchase 300,000 shares at $.01 which are exercisable until November 21, 2002, and these options are included in share totals in the table above.

(3) Mr. Bigwood's spouse, E J Bigwood, is the beneficial owner of 13,388,250 shares of common stock, from her indirect ownership of Abacus Systems Ltd (5,955,750 shares held directly), ownership of General Audit Systems Ltd (50,000 shares held directly), her 50,000 shares held directly, her beneficial interest in 300,000 options held by Mr. Bigwood, and 7,032,500 shares for conversion of debt beneficially owned Mr. Bigwood.

(4) Mrs. Bigwood's spouse, A M Bigwood, is the beneficial owner of 13,388,250 shares of common stock, from his indirect ownership of Abacus Systems Ltd (5,955,750 shares held directly), ownership of General Audit Systems Ltd (50,000 shares held directly), his beneficial interest in 50,000 shares held directly by Mrs. Bigwood, and beneficial interest in 7,032,500 shares for conversion of debt, and options to buy another 300,000 shares by November 21, 2002

A.M Bigwood has the right to demand conversion of the balance of loans advanced by him, and by companies controlled by him, to the Company, to shares of common stock at $0.01 per share. The company has agreed to authorize the issue of shares to Mr. Bigwood for conversion of debt within seven (7) days of receipt of written demand. At June 30, 2000, the balance of loans advanced to the Company by Mr. Bigwood was $70,325. Mr. Bigwood has the beneficial ownership of 7,032,500 shares by right of conversion of the $70,325 loan balance outstanding at June 30, 2000 to shares of common stock within seven (7) days of demand. Mrs. Bigwood also has beneficial ownership of the said 7,032,500 shares of common stock by virtue of the spousal relationship between Mr. Bigwood and Mrs. Bigwood.

The President transferred 2,000,000 shares held in his name to Abacus Systems Ltd in July 2000 and holds no shares directly. 9,000 shares held by Abacus Systems Ltd were sold to unrelated third parties in July 2000.

The number of shares issued and outstanding at October 16, 2000, amounted to 7,154,500 shares. This amount excludes 300,000 options issued to the President, and 7,032,500 shares for debt to be issued to the President on immediate demand. The 7,154,500 shares together with 300,000 options and 7,032,500 shares for debt (14,487,000 shares) are used as the basis of & class in the table.

CHANGES IN CONTROL

     There are currently no arrangements that will result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information with respect to each of the Directors, Executive Officers of the Company, their ages, and all positions with the company.



Name                        Age               Position
--------------------------------------------------------------------------------

Anthony M. Bigwood           60              President and Director
2277 Lawson Ave.
West Vancouver, BC
Canada V7V 3G3

Elizabeth J. Bigwood         59              Secretary/Treasurer and Director
2277 Lawson Ave.
West Vancouver, BC
Canada, V7V 3G3
--------------------------------------------------------------------------------

     Anthony Michael Bigwood B.Sc., PhD., MBA(Sloan). President and Director. Age 60, British citizen. Dr. Bigwood was educated in Britain where he attended the University of Bristol studying natural sciences. He continued his studies after his degree to earn a Ph.D. He was recruited by Unilever as management trainee and held several management positions in Unilevers chemical division. He joined the mining finance group Rio Tinto Zinc Corporation as a financial management consultant and was appointed Director of RTZ Consultants Ltd. within three years of joining the firm. Dr. Bigwood was selected as "executive of the year" by RTZ and selected to join the Sloan MBA Program at the London Business School for one year where he studied banking, finance and management sciences. On rejoining RTZ he became managing director of RTZ Computer Services, RTZ Software and Rio Tinto Management Services (Toronto). He left RTZ to start his own computer company which he ran successfully. He sold his shareholdings after 6 years. Thereafter Dr. Bigwood has continued to provide financial consulting advisory services and has lead several negotiations with major banks to secure financing for corporate acquisitions. Dr. Bigwood controls several private companies including Abacus Corporation, Ltd., (Isle of Man, UK) and Abacus
Systems Ltd (Bermuda) and in addition is President of the following US companies: Asia & Pacific Mining Ventures, Inc., Mid West Oil & Gas, Inc. and General Audit Systems, Inc.

     Elizabeth J. Bigwood MCSP, Company Secretary and director, age 59, British citizen. Mrs. Bigwood was educated in Britain where she trained as a physiotherapy nurse. She has worked in orthopaedic hospitals and children intensive care hospitals where she specialized in treating spinal deformities and was responsible for running a special needs clinic for several years. She has organizational and record keeping skills to which she applies to the maintenance of company records.

     Our executive officers have served since February of 1996. A director's term of office is ten (10) years, renewable by mutual consent. The next renewal date is February 1st, 2006.

FAMILY RELATIONSHIPS

     Anthony M. Bigwood, President and Director, and Elizabeth J. Bigwood, Secretary/Treasurer and director, are husband and wife.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

    To the best of management's knowledge, during the past five years, no present or former director or executive officer of the company:

(1) Has filed a petition under federal bankruptcy laws or any state insolvency law, and a receiver, fiscal agent or similar officer appointed by court for the business or property or such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)  Was  convicted in a criminal  proceeding  or named the subject of a pending
     criminal   proceeding   (excluding   traffic  violations  and  other  minor
     offenses);

(3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commodity Futures Trading Commission to have violated any federal or state securities law.


ITEM 6.  EXECUTIVE COMPENSATION

     Any compensation received by officers or directors of the Company will be determined from time to time by the Board of Directors. The company is currently developing a new Internet business venture and has not paid any salaries or executive compensation. The executive officers and directors will not receive compensation until operations commence.

Stock Options - The Company granted 300,000 incentive options (the "Options") on common shares to the President at an exercise price of $.01 per share on November 22, 1999. The terms of the Options are payment in cash within a 3 year period ending November 21st, 2002, after which date any outstanding Options will be cancelled. The options can be converted into common shares upon full payment in cash. No part payments are allowed. Any number of options may be converted at any time within the three year period. Any and all options which remain unconverted to common shares after November 21st, 2002 and the attached right to convert to common shares will be cancelled.

     The value of share holders equity based on the financial statements prepared by the Company's auditors was -0.01 (negative) per share on December 31st, 1999.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
-------------------------------------------------------------------------------
                 Number of Securities     % of total
                 Underlying Options/SARs  Options/SARs     Execise/Base   Exp.
 Name            Granted                  Granted in 1999  Price($/sh)    Date
-------          ----------------------   ---------------  -----------  --------

Anthony Bigwood   300,000                 100%              $.01/sh     10/21/02

Market price of common stock at the date of the grant was $0.365.

The value of shareholders equity per share based on the financial statements prepared by the Company's auditors was -$0.01 (negative) on September 30th, 1999.


None of these options have been exercised with the last fiscal year End.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Each of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office or serve on boards of directors. Certain conflicts of interest may arise between the Company and its officers and directors. The primary conflict of interest is the amount of time that the officers are able to devote to the Company as opposed to their other business ventures. As the Company begins to procure revenues, more time will be devoted to the Company. Another possible conflict of interest could arise from the fact that the Company President, Anthony Bigwood, also controls Abacus Systems, Ltd., which is the sole supplier of the software products that the Company markets. A contract exists (attached hereto as exhibit No. 10) which specifies the relationship and various responsibilities of each party in this matter.

     The Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A Shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.


     Abacus Systems Ltd ("Abacus"), is a private Bermuda company controlled by Anthony Bigwood, the President of the Company. Abacus has 22 other shareholders, none of whom are related to the President in any way. The Company has insufficient financial resources or skilled personnel to undertake software development on its own. It has therefore reached an agreement with Abacus whereby Abacus will develop financial software at its own cost and The Company will copy, reproduce, distribute, sell and sub-license the Software and user Guides (the "Products") in return for payments to Abacus of 10% royalties of net revenue income received by the Company from sale of the Software, and a 5% royalty fee for the provision of technical support to the Company. The provisions for termination of the Software Licensing Agreement are as follows:


1. Abacus may terminate the License, at its sole discretion, if Royalty and Fee payments due to Abacus, or any part thereof, become 120 days or more overdue.
2. Abacus may terminate the License, at its sole discretion, if management control of Millennium changes from its current arrangements.
3. Millennium may terminate this License, at its sole discretion by giving 120 days written notice to Abacus.
4. The License will be terminated immediately upon written notice by Abacus if the confidentiality provisions are breached by Millennium.


The Software License Agreement will continue in effect for one (1) year from December 8, 1999 (Initial Term) and will be automatically renewed for successive additional one (1) year terms (each, a Renewal Term) unless terminated by either party upon thirty (30) days written notice prior to the expiration of the Initial Term and Renewal Term.

   The confidentiality provisions within the License Agreement are that the Company agrees to keep confidential all proprietary knowledge acquired about the Products, promises not to divulge any such knowledge to any third party unless prior written consent of Abacus and its representatives is provided. Failure to abide by these confidentiality rules will cause an immediate cancellation of the License. Abacus will continue to be the exclusive development source of new software products for the Company while the said licensing agreement is in effect.

     The Company is satisfied that the terms of the License Agreement including the royalty payments owed to Abacus, are on no less favorable terms to the Company than terms that could be obtained from unrelated third parties under similar license and royalty agreements.


    The Company does not intend to engage in software development activities except for the support and maintenance of its website. It intends to contract with Abacus Systems Ltd for the design and development of additional software products to be provided at Abacus expense. The Company will pay Abacus 15% of net revenue income received by the Company from sale of these future products.

     In August of 1997 the Company approved a private placement of shares to Asia Pacific Mining (Bermuda) Ltd., which is controlled by the Company President. (Note: Asia Pacific Mining (Bermuda) changed its name to Abacus Systems Ltd., in 1999). 1,180,500 shares at $.05 each were issued to raise $59,250.

     The Company issued 3,000,000 shares, in September 1999, to the President, Dr. A. M. Bigwood (2,000,000 shares) and Abacus Systems Ltd (1,000,000), a company controlled by the President, at $0.01 per share, in lieu of monetary repayment of debt for $30,000 owed by the Company to the President, previously provided as a shareholder loan. The Company reduced the amount owed to the President by a corresponding $30,000. The loan has been provided on an interest free basis, repayable on demand.


     The Company approved the issue, in September 1999 of 50,000 shares, in lieu of monetary repayment of debt to General Audit Systems, Inc., a Company controlled by the President, for cash payment of $500 by General Audit Systems, Inc., on behalf of the Company, for part payment of auditing fees of Millennium Software, Inc to Mr. D Coffey CPA.

     The Company granted 300,000 incentive options (the "Options") on common shares to the President at an exercise price of $.01 per share on November 22, 1999. The terms of the Options are payment in cash within a 3 year period ending November 21st, 2002, after which date any outstanding Options will be cancelled. The value of share holders equity based on the financial statements prepared by the Company's auditors was -$0.01 (negative) per share on September 30th, 1999.

         The Company approved the issued 7,500 shares, in December 1999, in lieu of monetary repayment of debt, to Abacus Systems Ltd., a company controlled by the President, for payment on behalf of the Company, of $75.00 for expenses paid on behalf of the Company. The 7,500 shares of the Company so issued were transferred in December 1999 to married children of the President, Richard Bigwood (2,500 shares), Catherine Coelho (2,500 shares), and 2,500 shares were transferred to Mr. James Bigwood, son of the President and Mrs. EJ Bigwood.

         The Company issued 2,050,000 shares, in March 2000, to Abacus Systems Ltd, a company controlled by the President, at $0.01 per share as compensation for $20,500 owed by the Company to the President, previously provided as a shareholder loan. The Company reduced the amount owed to the President by a corresponding $20,500. 50,000 shares so issued were transferred in March 2000 to Mrs. E.J Bigwood, wife of the President.

         The Company has received $121,400 interest free loan finance in total during the since incorporation in 1996 to June 30, 2000 from the President and companies owned by the President for working capital. $51,075 of the loan finance had been exchanged for 5,107,500 shares of Company stock in lieu of cash repayment at June 30, 2000.

The Company owes Mr. Bigwood a balance of $70,325 at June 30, 2000.

The loans provided by Mr. Bigwood have been as follows:

Dates                    Loans          Shares     Reduction    Loan balance
                        Advanced        Issued     in debt        0wing to
                      By Mr. Bigwood                            Mr. Bigwood
                          (1)             (2)
----------------------------------------------------------------------------

02/96 -    12/31/97      $37,763                                 $37,763
01/01/98 - 09/30/98      $ 1,010                                 $38,773
10/01/98 - 12/31/98        Nil                                   $38,773
01/01/99 - 03/31/99      $27,996                                 $66,769
04/01/99 - 06/30/99      $ 4,607                                 $71,376
07/01/99 - 09/30/99      $13,537       3,050,000   $30,500       $54,413
10/01/99 - 12/31/99      $10,000           7,500   $    75       $64,338
01/01/00 - 03/31/00      $16,896       2,050,000   $20,500       $60,734
04/01/00 - 06/30/00      $ 9,591                                 $70,325
---------------------------------------------------------------------------
               Totals   $121,400       5,107,500   $51,075       $70,325


(1) Loans advanced by Mr. Bigwood and private companies controlled by him.
(2) Shares listed in the table have been issued to Mr. Bigwood and to private companies controlled by him.

The loan agreement is appended as Exhibit 10.3.

The loans are provided on the following basis:

1.   The loans are to provide working capital for the Company.
2.   The loans are interest free.
3. The loans are repayable on immediate demand in common shares in lieu of cash.
4. The value of shares issued, and to be issued, in settlement of the said loans is determined by calculating the value of shareholder equity per share at the most recently available financial statement, or $0.01 per share, whichever value is greater.

The President has the right to convert the balance of loans advanced by him, and companies controlled by him, on demand to common shares at $0.01 per share. The company has agreed to authorize the issue of shares to Mr. Bigwood for conversion of debt within seven (7) days of receipt of written demand. At June 30, 2000, the balance of loans advanced by the President was $70,325, which will require the issue of 7,032,500 additional shares to the President when the outstanding balance of loans is demanded.
ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 25,000,000 Shares of Common Stock. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders. On December 8th, 1999 there were approximately 5,091,000 shares outstanding.

NON-CUMULATIVE VOTING

     Holders of Shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

PENNY STOCK REGULATION

     The Securities Exchange Commission (the "SEC") has adopted rules that regulate broker dealer practices in connection with transactions in >penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system.) The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchase and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules.

The Company's common stock is subject to the penny stock rules, and accordingly, investors in this Offering may find it difficult to sell their shares, if at all.

The Company is not a party to any material pending legal proceeding and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

PART 11

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTER

     The Company's stock traded on the OTC bulletin board with the stock symbol MLNS until February 8th, 2000. Since February 8th, 2000, the Company's common stock has been quoted in the "Pink Sheets" published daily, with the stock symbol MLNSE. The Company's common stock trading on the OTC bulletin board under symbol MLNS.


Date               Volume               High/Ask          Low/Bid        Close
---------       -----------          -------------     ------------    ---------
12/05/97          10,200                   .60              .25           .25
03/05/98           7,000                   .60              .25           .27
07/31/98          14,500                   .40              .20           .40
09/30/98           1,000                   .30              .30           .30
12/31/98           2,000                   .30              .03           .05
03/31/99           3,800                   .75              .365          .750
6/30/99              800                   .875             .50           .50
09/30/99           3,674                   .9375            .365          .365
12/31/99           1,200                   .9375            .9375         .9375
03/31/00             500                  1.0625            .375          .375
06/30/00          12,500                   .250             .125          .125
09/30/00            Nil                    .250             .125          .125

These quotations are over-the-counter quotations and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The Company's transfer agent, First American Stock Transfer, confirms that as of 10/12/00, there are approximately 86 shareholders of record.


Item 2. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceeding and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.


Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

David E. Coffey CPA has been auditor to the Company without interruption from 1996 to the present date.

There have been no changes in accountants auditing the Company's financial statements since incorporation in February 1996, and there have been no disagreements with its accountant.

Item 4.   RECENT SALE OF UNREGISTERED SECURITIES

     In August of 1997 the Company approved a private placement of shares to Asia Pacific Mining (Bermuda) Ltd., which is controlled by the Company President. (Note: Asia Pacific Mining (Bermuda) changed its name to Abacus Systems Ltd., in 1999). 1,180,500 shares at $.05 each were issued to raise $59,250.

     The Company issued 3,000,000 shares, in September 1999, to the President, Dr. A. M. Bigwood (2,000,000 shares) and Abacus Systems Ltd (1,000,000), a company controlled by the President, at $0.01 per share, in lieu of monetary repayment of debt for $30,000 owed by the Company to the President, previously provided as a shareholder loan. The Company reduced the amount owed to the President by a corresponding $30,000.

     The Company approved the issue, in September 1999 of 50,000 shares, in lieu of monetary repayment of debt to General Audit Systems, Inc., a Company controlled by the President, for cash payment of $500 by General Audit Systems, Inc., on behalf of the Company, for part payment of Millennium Software, Inc auditing fees payable to Mr. D Coffey CPA.

     1,000 shares were issued to Ms. Debie Stoute during 1999 for provision of software development services for transferring Software screen images to the Web Sites, amounting to $10.00.

     5,000 shares were issued by Private Placement to other parties during 1999 for $50 cash. 2,500 shares were issued to Peter and Susan Cassidy of London, Ontario, Canada and 2,500 shares were issued to Mr. Steven Buist of Hamilton, Ontario, Canada.

     The Company approved the issue of 7,500 shares, in December 1999, in lieu of monetary repayment of debt, to Abacus Systems Ltd., a company controlled by the President, for payment on behalf of the Company, of $75.00 for expenses paid on behalf of the Company. The 5,000 shares of the Company so issued were then transferred from Abacus Systems Ltd to the married children of the President and Mrs. Bigwood, Richard Bigwood (2,500 shares), Catherine Coelho (2,500 shares), and 2,500 shares were transferred to Mr. James Bigwood, son of the President and Mrs. EJ Bigwood.

     The Company issued 2,050,000 shares, in March 2000, to Abacus Systems Ltd, a company controlled by the President, at $0.01 per share as compensation for $20,500 owed by the Company to the President, previously provided as a shareholder loan. The Company reduced the amount owed to the President by a corresponding $20,500. 50,000 shares of the Company so issued were then transferred from Abacus Systems Ltd to Mrs. E.J Bigwood, wife of the President.

     The Company issued 6,000 shares for software development services valued at $60 in March 2000, 2,500 to Ms D.Stoute and 3,500 to Mr. H. Shah both of London UK, for transferring software screen codes to the Company's Web Sites.

     All of the above mentioned shares were offered pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.


Item 5. IDEMNIFICATION OF OFFICERS AND DIRECTORS



A.     Indemnification provided by statute:

     Sections 78.037, 78.295, 78.300,  78.7502,  78.751 and 78.752 of the Nevada
Revised Statutes offer limitation of liability protection for officers and directors and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

NRS 78.037 Articles of Incorporation: Optional provisions. The Articles of Incorporation may also contain:

     1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

     (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

     (b) The payment of distribution in violation of NRS 78.300.

   2. Any provisions, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

NRS 78.295 Liability of directors for declaration of distributions.

     A director is fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and amount of assets, liabilities or net profits of the corporation, or any other facts pertinent to the existence and amount of money from which distribution may properly be declared.

NRS 78.300 Liability of directors for unlawful distributions.

     1. The directors of a corporations shall not make distributions to stockholders except as provided by this chapter.

   2. In case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violations occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within three years after each violation, to the corporation, and, in the event of its disillusion of insolvency, to its creditors at the time of the violations, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as the director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.


   2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                              FINANCIAL INFORMATION


   A. Summary of significant accounting policies.


In compliance with SOP 98-5 all organizational costs are fully expensed.

     In compliance with para 12 of SFAS 7 the nature of the Companies development activities during the accounting periods reported have been as follows:

   December 31st, 1997. The Company was engaged in negotiations with several third party arms length companies in Canada and Singapore in pursuit of its search for possible acquisition and merger. No suitable acquisition was found and the Company terminated these negotiations. The Company was in its development phase and did not earn any revenues during the period.

   September 30th, 1998. The Company was engaged in laying plans to develop an Internet based business. It was not engaged in any other commercial activities during the current period. The Company was in a developmental phase and did not earn any revenues during the period.

   December 31st, 1998. The Company was engaged in laying plans to develop an Internet based business. It was not engaged in any other commercial activities during the current period. The Company was in a developmental phase and did not earn any revenues during the period.

   September 30th, 1999. The Company was engaged in developing an Internet based business and commenced development of a web site. The Company entered into an Electronic Software Distribution Agreement with Digital River, Inc. in March 1999. The Company was in its development phase and did not earn any revenues during the period.

     The Company's accounting policy in regards to exchanging stock for services rendered is to expense the cost and issue stock in lieu of cash payment.

     The Company's accounting policy in regards to exchanging stock for shareholder loans advanced to the Company is to issue stock in lieu of cash repayment and reduce the shareholder loans by the value of stock issued.

     The useful life of computer equipment is depreciated over five (5) years.

     The Web Sites software development costs paid by the President and expensed by the Company to September 30th, 1999 amounted to $2,343.

Financial Statements.


                            MILLENNIUM SOFTWARE, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                             SEPTEMBER 30, 1999 and

                                SEPTEMBER 30,1998

                                TABLE OF CONTENTS




                                                                 Page Number
                                                                 ------------


FINANCIAL STATEMENT:

     Independent Accountants Report...................................uR

     Balance Sheet....................................................u1

     Statement of Operations and Deficit
      Accumulated during the develop stage............................u2

     Statement of changes in stockholders' equity.....................u3

     Statement of cash flows......................................... u4

     Notes to the financial statements................................u5

                         INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors and Stockholders of Millennium Software, Inc.
Las Vegas, Nevada


     I have audited the accompanying balance sheet of Millennium Software, Inc. (a development stage company) as of September 30, 1999, and September 30, 1998, and the related statements of operations, cash flows, and changes in stockholder's equity for the period from February 20, 1996, (date of inception) to September 30, 1999. These statements are the responsibility of Millennium Software, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.


     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Millennium Software, Inc. as of September 30, 1999, and September 30, 1998, and the results of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from February 20, 1996 in conformity with generally accepted accounting principles.


/s/ David Coffey C.P.A.
David Coffey, C.P.A.
Las Vegas, Nevada
February 8, 2000
                                      -uR-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS


                                                         SEPTEMBER 30
                                               -----------------------------
                                                    1999             1998
                                               -------------     -------------
ASSETS

Cash                                             $  2,884         $  2,884

Prepaid expenses                                   10,500                0

Organizational costs less accumulated
amortization of $517                                    0              483

Computers less accumulated depreciation
of $6,003 and $3,747, respectively                  5,277            6,970
                                                 --------         --------
   Total Assets                                  $ 18,661         $ 10,901
                                                 ========         ========
LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                   10,500               0

Loans from shareholders                          $ 54,413         $ 38,773
                                                 --------         --------
   Total Liabilities                               64,913           38,773


Stockholders' Equity
   Common stock, authorized 25,000,000 shares at $.004 par value, issued and outstanding 5,091,000 shares and 2,035,000 respectively, after giving effect to a 4 to 1 reverse split effective July 30, 1997 $ 20,364 $ 8,140


   Additional paid-in capital                    $119,923          101,587

   Deficit accumulated during
     the development stage                       (186,539)        (137,599)
                                                 --------         --------
   Total Stockholders' Equity                     (46,252)         (27,872)

   Total Liabilities and Stockholders' Equity    $ 18,661         $ 10,901
                                                 ========         ========


The accompanying notes are an integral part of these financial statements.

                                      -u1-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
(With Cumulative Figures From Inception)


                                   Nine months ended
                                      September 30          From Inception
                                  ---------------------     Feb 20, 1996 to
                                   1999         1998       September 30,1999
                                  --------     ------      -----------------
Income                           $  0            0                    0

Expenses
   Advertising                      0            0                 7,286
   Organizational Exp.              0            150               1,000
   Auto expenses                    0            0                 2,416
   Computer supplies                10           0                 3,985
   Consulting                       0            0                 1,000
   Depreciation                     1,693        1,693             6,003
   Research and development         2,343        0                 2,343
   Internet Expenses                801          0                 12,801
   Legal and professional fees      10,450       2,804             52,939
   Office supplies                  447          551               4,802
   Telephone                        1,990        0                 4,800
   Travel, meals and lodging        30,159       0                 87,164
                                 ----------   ---------        -----------
Total expenses                      47,893       5,198            186,539
Net loss                           (47,893)     (5,198)        $ (186,539)
                                                               ===========
Retained earnings
beginning of period               (138,646)   (132,401)

Deficit accumulated
during the development
stage                            $(186,539)   (137,599)
                                 ==========   =========

Earnings (loss) per share Assuming dilution:

Net loss                         $    (0.02)     (0.01)             (0.11)
                                 ==========   =========        ===========
Weighted average
shares outstanding                2,376,333    926,944          1,745,916
                                 ==========   =========        ===========


The accompanying notes are an integral part of these financial statements.

                                      -u2-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM February 20, 1996 (Date of inception)
To September 30, 1998


                                                       Additional
                                     Common Stock       Paid-in
                                  Shares     Amount     Capital      Total
                                 ---------  ---------  ---------   ---------
Balance,
February 20, 1996                   -       $    -     $    -      $    -
Issuance of common
stock for services               1,000,000      1,000         0       1,000

Issuance of common stock for cash:

March of 1996                    1,000,000      1,000         0       1,000
May of 1996                      1,418,000      1,418     69,482     70,900
Less offering costs                     0          0     (22,198)   (22,198)
Less net loss                           0          0          0     (36,787)
                                 ---------  ---------  ---------   --------
Balance,
December 31, 1996                3,418,000      3,418     47,284     13,915


Net Loss                                0          0          0     (11,238)
Reverse stock
split 4 to 1,                   (2,563,500)        0          0          0
                                 ---------  ---------  ---------   --------
Balance
July 31, 1997                      854,500      3,418     47,284      2,677

Issuance of common
stock for cash
August of 1997                   1,180,500      4,722     54,303     59,025

Less net loss                           0          0          0    (84,376)
                                 ---------  ---------  ---------   --------
Balance,
December 31, 1997                2,035,000      8,140    101,587    (22,674)
Less net loss                           0          0          0      (5,198)
                                 ---------  ---------  ---------   --------

Balance,
September 30, 1998               2,035,000      8,140    101,587    (27,072)
Less net loss                                                        (1,047)
                                 ---------  ---------  ---------   --------
                                 2,035,000      8,140    101,587    (28,919)

Balance,
December 31, 1998                2,035,000      8,140    101,587    (28,919)
Issuance of common stock for
cash, June, 1999                     5,000         20         30         50

Issuance of common stock to
offset debt, September 1999      3,050,000     12,200     18,300     30,000
Issuance of common stock for
services, June,1999                  1,000          4          6         10
Less net loss                                                       (47,893)
                                 ---------  ---------  ---------   --------
Balance, September 30, 1999      5,091,000     20,364    119,923    (46,252)
                                 =========  =========  =========   ========


The accompanying notes are an integral part of these financial statements.

                                      -u3-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
(With Cumulative Figures From Inception)





                                              Nine months ended       From Inception
                                                September 30           Feb 20, 1996
                                            1999           1998      September 30,1999
                                        ------------   ------------  -----------------

CASH FLOWS PROVIDED BY
               OPERATING ACTIVITIES

Net loss                                $    (47,893)        (5,198) $        (186,539)
Noncash Items included in net loss:
   Issuance of stock for services                 10              0                 10
   Amort. of Organizational Costs                  0            150              1,000
   Depreciation                                1,693          1,693              6,003
Adjustments to reconcile net loss to
cash used by operating activity
Prepaid expenses                             (10,000)             0            (10,000)
Accounts payable                              10,500              0             10,500
                                        ------------   ------------  -----------------
   NET CASH PROVIDED BY
               OPERATING ACTIVITIES          (46,190)        (3,355)          (179,526)

CASH FLOWS USED BY INVESTING ACTIVITIES
Computers                                          0              0             11,280
                                        ------------   ------------  -----------------
   NET CASH USED BY INVESTING ACTIVITIES           0              0             11,280

CASH FLOWS FROM FINANCING ACTIVITIES
   Loans from shareholders                    15,640          1,010             54,143
   Issuance of stock to offset loans          30,000              0             30,500
   Sale of common stock                           50              0              7,190
   Additional Paid-In Capital                      0              0            123,785
   Less offering costs                             0              0            (22,198)
                                        ------------   ------------  -----------------
   NET CASH PROVIDED BY
   FINANCING ACTIVITIES                       46,190          1,010            193,690
                                        ------------   ------------  -----------------

   NET INCREASE IN CASH                 $          0         (2,345)             2,884
                                        ============   ============  =================
CASH AT BEGINNING OF PERIOD                    2,884          5,229
                                        ------------   ------------
CASH AT END OF PERIOD                   $      2,884   $      2,884
                                        ============   ============



The accompanying notes are an integral part of these financial statements.

                                      -u4-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1999, and December 31 1998

NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company was incorporated on February 20, 1996, under the laws of the State of Nevada as Legal Protection Services, Inc. The business purpose was then to sell prepaid legal services. On July 10, 1997, the shareholders approved a change of name to Millennium Software, Inc. The Company is still in the development stage and has not generated any revenue from operations. The Company is engaged in the development of Internet-based business and has commenced the development of web sites. The Company entered into an Electronic Software Distribution Agreement with Digital River, Inc. in March 1999.


     The Company adopted, effective in December of 1998, SOP 98-5 issued by the American Institute of Certified Public Accountants. SOP 98-5 requires that organizational costs be expensed as incurred. Consequently, the unamortized organizational cost balance was recognized as a December, 1998 expense.

     The Company will adopt future accounting policies and procedures based upon the nature of transactions.

NOTE B COMPUTER EQUIPMENT

     Computer equipment is carried at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for software development, maintenance, and support of the Internet web site are charged against operations as incurred.

     Depreciation of the equipment is provided using the straight-line method over the estimated useful lives for both federal income taxes and financial reporting. Computer equipment is depreciated over five years.

NOTE C ACCOUNTS PAYABLE
     On September 29th, 1999, David Coffey CPA was retained to perform audit services for the periods ending December 31st, 1997, December 31st, 1998, and September 30th, 1998 and 1999. The total fees for these audits are recorded as pre-paid expenses and accrued accounts payable totaling $10,500.

NOTE D LOANS FROM SHAREHOLDERS


     The Company's President, or companies controlled by the Company's President, have extended loans to the Company at no interest, payable on demand, in cash or by issuance of company stock, for working capital purposes. The Company has issued 3,050,000 stock in repayment of $30,500 of such loans.


     Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTE E EARNINGS (LOSS) PER SHARE

     Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F STOCK ISSUANCE
     In June 1999, the Company completed the sale of 5,000 shares of its common stock at $.10 per share for a total of $50. Also in June 1999, the Company issued 1,000 shares of its common stock at $.01 per share for a total of $10, in exchange for services.

     In September 1999, the Company approved the issue of 3,050,000 shares of its common stock at $.01 per share for a total of $30,500. The proceeds were to be used for working capital.

NOTE G REVERSE STOCK SPLIT

     On July 10, 1997, the shareholders approved a 4 for 1 reverse stock split to be effective July 31, 1997.

NOTE H CONTRACTS AND COMMITMENTS


     The Company entered into an Electric Software Distribution Agreement with Digital River, Inc., Eden Prairie, Minnesota, in March 1999. The agreement is for a period of 24 months, expiring March 7, 2001, renewable for successive one-year terms unless terminated by either party. Under the terms of the agreement, Digital River provides computer facilities to deliver software purchased through the Company's web site, electronically by downloading or by delivery of physical CD versions. The Company's web site links directly to the Digital River processing web site. The Company has not yet delivered any software to Digital River. The agreement provides for company indemnification of Digital River (and its successors) against any and all liabilities, losses, damages and expenses associated with or incurred as a result of any claims, action or proceeding instituted against Digital River as a result of acts of failures to act on the part of the Company. No known current or future liabilities exist under the terms of the Agreement with Digital River at the date of this financial statement. Digital River is not a related third party as defined by SFAS 57.


NOTE I RELATED PARTY TRANSACTIONS

     In September of 1999, the Company issued 3,000,000 shares of its common stock, and authorized 50,000 shares of its common stock at $.01 per share, for a total of $30,500 reduction in the shareholder loan payable to the companies controlled by the President of the Company (1,050,000) shares and to the President (2,000,000) shares. The President paid $2,343 for web development expenses.

                                      -u5-

                           MILLENNIUM SOFTWARE, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998


                                TABLE OF CONTENTS



                                                             Page Number
                                                            -------------


ACCOUNTANT'S REPORT ..............................................a1

FINANCIAL STATEMENT:

   Balance Sheet .................................................a2
      Statement of Operations and Deficit
    Accumulated During the Development Stage......................a3

   Statement of Changes in Stockholder's Equity ..................a4

   Statement of Cash Flows .......................................5a

   Notes to the Financial Statements .............................a6-a7

David E. Coffey          3615 E. Lindell Rd., Ste. A, Las Vegas, Nevada 89103
--------------------------------------------------------------------------------
Certified Public Accountant                              (702) 871-3979





To the Board of Directors and Stockholders of Millennium Software, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Millennium Software, Inc., (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from February 20, 1996 (date of inception) to December 31, 1998. These financial statements are the responsibility of Millennium Software, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

         In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Millennium Software, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in Stockholders' equity for the year then ended as well as the cumulative amounts since inception in conformity with generally accepted accounting principles.

/s/David Coffey C.P.A.
David Coffey C.P.A.
November 18, 1999

MILLENNIUM SOFTWARE, INC.(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998


ASSETS

Cash                                                 $   2,884

Computers less accumulated
   depreciation of $4,310                                6,970
                                                     ---------
   Total Assets                                      $   9,854
                                                     =========


LIABILITIES & STOCKHOLDERS' EQUITY

Loans from shareholders                              $  38,773
                                                     ---------
   Total Liabilities                                 $  38,773


Stockholders' Equity
   Common stock,  authorized  25,000,000
   shares at $.004 par value,  issued and
   outstanding  2,035,000 shares,  after
   giving effect to a 4 to 1 reverse split
   effective July 31, 1997 8,140  Additional
   paid-in  capital  101,587  Deficit accumulated
   during the development stage                      (138,646)
                                                     ---------


   Total Stockholders' Equity                          (28,919)

   Total Liabilities and Stockholders' Equity        $   9,854
                                                     =========


The accompanying notes are an integral part of these financial statements.

                                      -a2-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE PERIOD ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                          From Inception,
                                      Period ended        Feb. 20, 1996 to
                                     Dec. 31, 1998        Dec. 31, 1998
                                     --------------       --------------
Expenses
   Advertising                                  0                 7,286
   Amortization                               633                 1,000
   Auto expenses                                0                 2,416
   Computer supplies                            0                 3,975
   Consulting                                   0                 1,000
   Depreciation                             2,256                 4,310
   Internet Expenses                            0                12,000
   Legal and professional fees              2,804                42,490
   Office supplies                            552                 4,354
   Telephone                                    0                 2,810
   Travel, meals and lodging                    0                57,005
                                     -------------        -------------
Total expenses                              6,245               138,646

Net loss                                   (6,245)        $    (138,646)
                                                          =============
Retained earnings
beginning of period                      (132,401)
                                     -------------
Deficit accumulated during
the development stage                $   (138,646)
                                     =============

Earnings (loss) per share  Assuming
  dilution,  after effect to a
  4 to 1 reverse split effective
  July 31, 1997:
Net loss                             $       (.00)        $        (.09)
                                     ============         =============
Weighted average shares outstanding     2,035,000             1,509,509
                                     ============         =============


The accompanying notes are an integral part of these financial statements.

                                      -a3-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM February 20, 1996 (Date of inception)
To December 31, 1998

                                                            Additional
                                        Common Stock          Paid-in
                                     Shares       Amount      Capital     Total
                                   ----------   ----------  ----------  --------

Balance, February 20, 1996         $      -     $    -       $    -     $    -

Issuance of common stock
for services March, 1996            1,000,000        1,000         0       1,000

Issuance of common stock for cash:
March of 1996                       1,000,000        1,000         0       1,000
May of 1996                         1,418,000        1,418      69,482    70,900
Less offering cost                        0            0       (22,198)  (22,198)
Net loss                                  0            0           0     (36,787)
                                   ----------   ----------   ---------  --------
Balance,
December 31, 1996                   3,418,000        3,418      47,284    13,915

Reverse stock split 4 to 1
on July 30, 1997                   (2,563,500)         0           0         0

Issuance of common
stock for cash
August of 1997                      1,180,500        4,722      54,303    59,025
Net loss                                  0            0           0     (96,614)
                                   ----------   ----------   ---------  --------
Balance,
December 31, 1997                   2,035,000        8,140     101,587   (22,674)
Less net loss                             0            0           0      (5,198)
                                   ----------   ----------   ---------  --------
Balance,
September 30, 1998                  2,035,000        8,140     101,587   (27,872)
Less net loss                             0            0           0      (1,047)
                                   ----------   ----------   ---------  --------
Balance,
December 31, 1998                   2,035,000        8,140     101,587   (28,919)
                                   ==========   ==========   =========  ========


The accompanying notes are an integral part of these financial statements.

                                      -a4-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED December 31, 1998 (With Cumulative Figures From Inception)


                                                            From Inception
                                         Year ended        Feb. 20, 1996 to
                                        Dec. 31, 1998       Dec. 31, 1998
                                       ---------------      --------------


CASH FLOWS PROVIDED BY
              OPERATING ACTIVITIES
Net loss                                 $  (6,244)          $ (138,646)
Noncash items included in net loss
   Issuance of stock for services                0                1,000
   Amortization of organizational costs        633                    0
   Depreciation                              2,256                4,310
Adjustments to reconcile net loss to
cash used by operating activity                  0                    0
                                         ---------           ----------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES                     (3,355)            (133,336)

CASH FLOWS USED BY INVESTING ACTIVITIES

Computers                                        0               11,280
                                         ---------           ----------
   NET CASH USED BY
   INVESTING ACTIVITIES                          0               11,280

CASH FLOWS FROM FINANCING ACTIVITIES
   Loans from shareholders                   1,010               38,773
   Sale of common stock                          0                7,140
   Paid-In Capital                               0              123,785
   Less offering costs                           0              (22,198)
                                         ---------           ----------
   NET CASH PROVIDED BY
   FINANCING ACTIVITIES                      1,010              147,500
                                         ---------           ----------

   NET INCREASE IN CASH                     (2,345)          $    2,884
                                                             ==========
CASH AT BEGINNING OF PERIOD                  5,229
                                         ---------
CASH AT END OF PERIOD                   $    2,884
                                        ==========

The accompanying notes are an integral part of these financial statements.

                                      -a5-

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     The Company was incorporated on February 20, 1996 under the laws of the state of Nevada as "Legal Protection Services, Inc.". The business purpose was then to sell pre-paid legal services. On July 10, 1997 the shareholders approved a change of name to Millennium Software, Inc. The Company is still in the development stage and has not generated any revenue from operations. The Company is engaged in the development of an Internet-based business. The Company adopted, effective in December of 1998, SOP 98-5 issued by the American Institute of Certified Public Accountants. SOP 98-5 requires that organizational expenses be expensed as incurred. Consequently, the unamortized organizational cost balance was recognized as a December, 1998 expense.


     The Company will adopt future accounting policies and procedures based upon the nature of transactions.


NOTE B     COMPUTER EQUIPMENT

     Computer equipment is carried at cost. Expenditures for the maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for software development, maintenance and support of the Internet web site are charged against operations as incurred.

     Depreciation of the equipment is provided using the straight-line method over the estimated useful lives for both federal income taxes and financial reporting. Computer equipment is depreciated over five years.

NOTE C     LOANS FROM SHAREHOLDERS

     The  Company's   President,   or  companies  controlled  by  the  Company's
President, have extended loans to the Company at no interest, payable on demand, for working capital purposes.

NOTE D      EARNINGS (LOSS) PER SHARE

     Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE E      REVERSE STOCK SPLIT

     On July 10, 1997, the shareholders approved a 4 for 1 reverse stock split to be effective July 30, 1997. After this reverse stock split there were 6,250,000 at $.004 par value authorized with 854,500 shares issued and outstanding.

NOTE F      INCREASE IN AUTHORIZED CAPITAL OF THE COMPANY

     On July 10, 1997, after the reverse stock split, the directors and shareholders of the Company approved an increase in the number of shares authorized from 6,250,000 at $.004 par value to 25,000,000 shares at $.004 par value.

NOTE G      RELATED PARTY TRANSACTIONS


     In March of 1996, the Company issued 1,000,000 shares of its common stock, at $.01 per share, for a total of $1,000 in payment for services performed in the organization of the Company. In March of 1996 one of the officers of the Company purchased 1,000,000 shares of its common stock at $.001 per share for a total of $1,000 cash, to be used for working capital purposes.


     As of December, 1998, stockholders have advanced to the Company $38,773 at no interest and payable on demand for the purpose of working capital.


                                      -a7-

                           MILLENNIUM SOFTWARE, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997



                                TABLE OF CONTENTS



                                                             Page Number
                                                             ------------

ACCOUNTANT'S REPORT ..............................................1

FINANCIAL STATEMENT:

   Balance Sheet .................................................2

   Statement of Operations and Deficit
    Accumulated During the Development Stage......................3

   Statement of Changes in Stockholder's Equity ..................4

   Statement of Cash Flows .......................................5

   Notes to the Financial Statements .............................6-7

David E. Coffey          3615 E. Lindell Rd., Ste. A, Las Vegas, Nevada 89103
----------------------------------------------------------------------------
Certified Public Accountant                              (702) 871-3979



To the Board of Directors and Stockholders of Millennium Software, Inc.
(Formerly Legal Protection Services, Inc.)
Las Vegas, Nevada


     I have audited the accompanying balance sheet of Millennium Software, Inc., (a development stage company) as of December 31, 1997 and the related statements of operations, cash flows and changes in stockholders' equity for the period from February 20, 1996 (date of inception) to December 31, 1997. These financial statements are the responsibility of Millennium Software, Inc's management. My responsibility is to express an opinion on these financial statements based on my audit.


     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Millennium Software, Inc. as of December 31, 1997 and the results of operations, cash flows and changes in Stockholders' equity for the year then ended as well as the cumulative amounts since inception in conformity with generally accepted accounting principles.

/s/David Coffey C.P.A.
David Coffey C.P.A.
November 18, 1999

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1997



ASSETS

Cash                                                $   5,229
Organizational costs less accumulated
   amortization of $367                                   633
Computers less accumulated
   depreciation of $2,054                               9,227

Total Assets
                                                    $  15,089
                                                    =========
LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - stockholder                      $  37,763
                                                    ---------
   Total Liabilities                                $  37,763


Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.004 par value, issued and outstanding
   2,035,000 shares                                     8,140
   Additional paid-in capital                         101,587
   Deficit accumulated during
     the development stage                           (132,401)
                                                    ---------
   Total Stockholders' Equity                         (22,674)

   Total Liabilities and Stockholders' Equity       $  15,089
                                                    =========


The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1997
(With Cumulative Figures From Inception)

                                                            Inception
                                      Year ended          Feb 20, 1996
                                     Dec. 31, 1997           To Date
                                     --------------       ------------

Income                               $          0         $        0
                                              ----                ----
                                                0
Expenses
   Advertising                                7,286              7,286
   Amortization                                 200                367
   Auto expenses                              2,416              2,416
   Computer supplies                          2,397              3,975
   Consulting                                   0                1,000
   Depreciation                               1,027              2,054
   Internet Expenses                         12,000             12,000
   Legal and professional fees               23,248             39,686
   Office supplies                            1,936              3,802
   Telephone                                  2,810              2,810
   Travel, meals and lodging                 42,294             57,005
                                     --------------       ------------
Total expenses                               95,614            132,401

Net loss                                    (95,614)      $   (132,401)
                                                          ============
Deficit accumulated,
beginning of year                           (36,787)
                                     --------------
Deficit accumulated during
the development stage                $     (132,401)
                                     ==============

Earnings (loss) per share Assuming
 dilution:
Net loss                             $         (.10)      $       (.13)
                                     ==============       ============
Weighted average shares outstanding         990,333            984,019
                                     ==============       ============


The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM February 20, 1996 (Date of inception)
To December 31, 1997

                                                          Additional
                                       Common Stock        Paid-in
                                    Shares      Amount     Capital       Total
                                  ----------  ----------  ---------   ----------
Balance,
February 20, 1996                       -     $    -      $    -      $    -

Issuance of common
stock for services                 1,000,000       1,000       0          1,000

Issuance of common stock for cash:

March of 1996                      1,000,000       1,000       0          1,000
May of 1996                        1,418,000       1,418     69,482      70,900
Less offering cost                      0            0      (22,198)    (22,198)
Net loss                                0            0         0        (36,787)
                                  ----------  ----------  ---------   ----------
Balance,
December 31, 1996                  3,418,000       3,418     47,284       13,915

Net Loss                                0            0         0        (11,238)
Reverse stock split 4 to 1        (2,563,500)        0         0            0
                                  ----------  ----------  ---------   ----------
Balance
July 31, 1997                        854,000       3,418     47,284        2,677

Issuance of common
stock for cash
August of 1997                     1,180,500       4,722     54,303       59,025
Net loss                                0            0          0       (84,376)
                                  ----------  ----------  ---------   ----------
Balance,
December 31, 1997                  2,035,000       8,140    101,587     (22,674)


The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 1997
(With Cumulative Figures From Inception)

                                                           Inception
                                        Year ended       Feb. 20, 1996
                                       Dec. 31, 1997        To Date
                                       --------------   --------------

CASH FLOWS PROVIDED BY
               OPERATING ACTIVITIES

Net loss                               $    (95,614)    $     (132,401)
Noncash expenses included in net loss
   Amortization                                 200                367
   Depreciation                               1,027              2,054
Increase in accounts payable                 38,365             37,763
                                       ------------     --------------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES                     (56,022)           (92,217)

CASH FLOWS USED BY INVESTING ACTIVITIES

Computers                                     6,146             11,281
                                       ------------     --------------
   NET CASH USED BY
   INVESTING ACTIVITIES                       6,146             11,281

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                       4,722              7,140
   Additional Paid-In Capital                54,303            123,785
   Less offering costs                          0              (22,198)
                                       ------------     --------------
   NET CASH PROVIDED BY
               FINANCING ACTIVITIES          59,025            108,727
                                       ------------     --------------

   NET INCREASE IN CASH                      (3,143)    $        5,229
                                                        ==============
CASH AT BEGINNING OF PERIOD                   8,372
                                       ------------
CASH AT END OF PERIOD                  $      5,229
                                       ============

Supplemental disclosures of cash flow information:
   Issuance of common stock in exchange
   for services                                         $        1,000
                                                        ==============

The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1997

NOTE A     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     The Company was incorporated on February 20, 1996 under the laws of the State of Nevada as Alegal Protection Services, Inc@. The business purpose was then to sell pre-paid legal services. On July 10, 1997, the shareholders approved a change of name to "Millennium Software, Inc." The Company engaged in negotiations in 1997 for a suitable merger partner or acquisition candidate. No suitable partner was found and the Company will develop an Internet-based business. The Company is still in the development stage and has not yet generated any revenues from operations.


     The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B     ORGANIZATION COSTS

     Organization costs are capitalized and amortized over 60 months.

NOTE C     COMPUTER EQUIPMENT

     Computer equipment is carried at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for software development, maintenance and support of the internet web site are charged against operations as incurred.

     Depreciation of the equipment is provided using the straight-line method over the estimated useful lives for both federal income taxes and financial reporting. Computer equipment is depreciated over five years.

NOTE D     LOANS FROM SHAREHOLDERS

     Shareholders have extended loans to the Company at no interest. payable on demand, for working capital purposes.

NOTE E     EARNINGS (LOSS) PER SHARE

     Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F     SALE OF COMMON STOCK

     In March of 1996, the Company issued 1,000,000 shares of its common stock at $.001 per share in exchange for services valued at $1,000 for organization for the Company. The Company also issued 1,000,000 shares at $.001 per share, a total of $1,000 cash, to an officer for working capital.

     In May of 1996, the Company sold 1,418,000 shares of its common stock at $.05 per share for a total of $70,900. In August of 1997, the Company sold 1,180,500 shares of its common stock at $.05 per share, a total of $59,025, to be used for working capital. Offering costs are reported as a deduction from paid-in capital.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1997

NOTE G     REVERSE STOCK SPLIT

     On July 10, 1997, the shareholders approved a 4 for 1 reverse stock split to be effective July 30, 1997. After this reverse split, there were 6,250,000 shares at $.004 par value authorized with 854,500 issued and outstanding.

NOTE H     INCREASE IN AUTHORIZED CAPITAL OF THE COMPANY


     On July 10, 1997, after the reverse stock split, the directors and shareholders approved an increase in the number of shares authorized from 6,250,000 at $.004 par value to 25,000,000 shares of $.004 par value.


NOTE I     RELATED PARTY TRANSACTIONS

     In March of 1996, the Company issued 1,000,000 shares of its common stock at $.01 per share for a total of $1,000 in exchange for services for the organization of the Company. Also in March of 1996 one of the officers of the Company purchased 1,000,000 shares at $.001 per share for a total of $1,000 cash to be used for working capital purposes.

     As of December 31, 1997, stockholders have advanced to the Company $37,763 at no interest and payable on demand for working capital.

                                    PART 111
                                    --------

Item 1.    INDEX TO EXHIBITS

The following exhibits are furnished as required by Item 601 of Regulation SB.


Exhibit No.    Description
----------     -----------
3.0            Certificate of  Incorporation of ICS (9614),  Inc.  consisting of
               Articles of Incorporation filed with the Secretary of State of the State of Nevada on February 20, 1996, filed with SEC in this Registration Statement; Certificate of Amendment changing name to Legal Protection Services, Inc. filed with the Secretary of State
               March 5, 1996.  Additional  Amendment changing name to Millennium
               Software, Inc. filed with the Secretary of State July 16, 1997.

3.1 ByLaws of ICS (9614), Inc., dated February 20, 1996, are attached hereto, filed with SEC in this Registration Statement.

4.0            Common  Stock  certificate,  filed with SEC in this  Registration
               Statement.

10.0           Distribution Agreement with Digital River, Inc

10.1           Licensing Agreement with Abacus Systems Ltd December 8, 2000.

10.2           Licensing Agreement with Abacus Systems, Ltd, amended May 1, 2000

10.3           Loan Agreement with Mr. A.M Bigwood, September 7, 2000.

27.0 Financial Data Schedule for the period ending 12/31/98, filed with the SEC in this Registration Statement.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Millennium Software, Inc.
                                                    (Registrant)

Date: October 16, 2000                       By: /S/ANTHONY M. BIGWOOD
                                             ------------------------------
                                                 President and Director



Item 2.       Description of Exhibits